GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES TERMINATION OF ACQUISITION OF WHAM-O INC.

Hong Kong - May 14, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced the termination of its agreement to acquire 100% of Wham-O, Inc. (“Wham-O”) from Cornerstone Strategic Management Limited, a company owned and controlled by Raylin Hsieh, the wife of Grand Toys major shareholder, Jeff Hsieh. The Company has been unable to secure sufficient investor interest in the related fund-raising to proceed towards closing the acquisition in current market conditions. The transaction was subject to due diligence, Board and shareholder approval, the successful completion of convertible bond fund-raising activities to fund the purchase price, the absence of any material adverse changes in Wham-O and the negotiation of satisfactory definitive documentation for the transaction.

The Company is evaluating its strategic options with respect to its remaining businesses, International Playthings, Inc. and Kord Holdings Inc., which include the option to sell one or both of these businesses.

About Grand Toys International Limited:
Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.